Exhibit 99.1

51Talk Online Education Group Announces the Results for the Fourth Quarter and Full Year 2023

SINGAPORE, March 22, 2024 -- 51Talk Online Education Group (“51Talk” or the “Company”) (NYSE American: COE), a global online education platform with core expertise in English education, announced its unaudited results for the fourth quarter and full year ended December 31, 2023.

Full Year 2023 Financial and Operating Highlights

•	Gross billings[1] for 2023 were US$39.9 million, a 38.4% growth from 2022.

•	Net revenues were US$27.3 million for 2023, an 81.4% increase from US$15.0 million for 2022.

•	The number of active students with attended lesson consumption was approximately 50,800 in 2023, representing a 93.9% increase from 26,200 in 2022.

Fourth Quarter 2023 Financial and Operating Highlights

•	Gross billings for the fourth quarter of 2023 were US$11.1 million, a 46.8% growth from the fourth quarter of 2022.

•	Net revenues were US$7.7 million for the fourth quarter of 2023, a 51.6% increase from US$5.1 million for the fourth quarter of 2022.

•	The number of active students with attended lesson consumption was approximately 40,500 in the fourth quarter of 2023, representing a 77.6% increase from approximately 22,800 for the fourth quarter of 2022.

	For the three months ended			For the year ended
	Jun. 30,	Sept. 30,	Dec. 31,	Dec. 31,
Key Financial and Operating Data	2023	2023	2023	2023
Net Revenues (in US$ millions)	6.3	7.8	7.7	27.3
Gross Margin	78.4%	76.3%	75.6%	76.8%
Gross Billings (in US$ millions)	9.8	10.9	11.1	39.9

Active students with attended lesson consumption[2] (in thousands)	29.7	36.0	40.5	50.8

1 Gross billings for a given period, which is one of the Company’s key operating data, is defined as the total amount of cash received and receivable from third party payment platforms for the sale of course packages and services in such period, net of the total amount of refunds in such period. The gross billings data included herein was from the Company’s business system and converted with quarterly corresponding exchange rate, which may lead to differences with bank records.

2 An “active student with attended lesson consumption” for a given period refers to a student who attended at least one paid lesson, excluding those students who only attended paid live broadcasting lessons or trial lessons.

“While FY2023 represents the sophomore year of our global expansion, it is the first full year where we entirely dedicated ourselves to bring our global business on a solid footing to penetrate selected markets. Financially, FY2023 is the first year of four full quarters of 100% revenues derived from international markets. FY2023 marks a landmark year for us since we have proven that our business model can be successfully applied in different geographies across different continents. By now, we are fully equipped to execute our vision of empowering each child to be able to speak to the world, one student at a time”, said Mr. Jack Jiajia Huang, Founder, Chairman and Chief Executive Officer of 51Talk.

“During FY2023, we had just over 50 thousand active students with attended lesson consumption and gross billings of US$40 million, a long way from two years ago where we had booked less than one million US dollars. Looking ahead to 2024, we will continue to intensify our localization efforts in selected markets where we see large growth potential and benefit from an early-mover advantage.

In terms of technology, our broad-based efforts to deploy AI enabled tools to elevate the effectiveness of our human teachers is starting to bear fruits. Our teachers and learning consultants obtain more comprehensive and accurate quantitative student assessments to customize students’ learning path. In addition we equip teachers with tools to engage with students more effectively and provide an elevated learning experience. As a consequence, our students will obtain more personalized exercises, be exposed to more immersive interactions and benefit from more accurate assessments.” Mr. Huang concluded.

Fourth Quarter 2023 Financial Results

Net Revenues and Gross Margin

Net revenues for the fourth quarter of 2023 were US$7.7 million, a 51.6% increase from US$5.1 million for the same quarter last year. The number of active students with attended lesson consumption was approximately 40,500 in the fourth quarter of 2023, a 77.6% increase from approximately 22,800 for the same quarter last year.

Cost of revenues for the fourth quarter of 2023 was US$1.9 million, a 75.9% increase from US$1.1 million for the same quarter last year. The increase was primarily due to the increase in total service fees paid to teachers, mainly resulting from an increased number of paid lessons.

Gross profit for the fourth quarter of 2023 was US$5.8 million, a 45.2% increase from US$4.0 million for the same quarter last year.

Gross margin for the fourth quarter of 2023 was 75.6%, compared with 79.0% for the same quarter last year.

Operating Expenses

Total operating expenses for the fourth quarter of 2023 were US$10.4 million, a 68.4% increase from US$6.2 million for the same quarter last year. The increase was mainly due to the increase in sales and marketing expenses.

Sales and marketing expenses for the fourth quarter of 2023 were US$7.7 million, a 91.9% increase from US$3.99 million for the same quarter last year. The increase was mainly due to higher sales personnel costs related to increases in the number of sales and marketing personnel. Excluding share-based compensation expenses, non-GAAP sales and marketing expenses for the fourth quarter of 2023 were US$7.6 million, a 92.5% increase from US$3.96 million for the same quarter last year.

Product development expenses for the fourth quarter of 2023 were US$0.9 million, a 98.6% increase from US$0.44 million for the same quarter last year. The increase was mainly due to the higher product development personnel costs related to increases in the number of product development personnel. Excluding share-based compensation expenses, non-GAAP product development expenses for the fourth quarter of 2023 were US$0.8 million, a 110.0% increase from US$0.39 million for the same quarter last year.

General and administrative expenses for the fourth quarter of 2023 were US$1.9 million, a 7.2% increase from US$1.74 million for the same quarter last year. Excluding share-based compensation expenses, non-GAAP general and administrative expenses for the fourth quarter of 2023 were US$1.7 million, a 0.6% decrease from US$1.71 million for the same quarter last year.

Loss from Operations

Operating loss for the fourth quarter of 2023 was US$4.6 million, compared with operating loss of US$2.2 million for the same quarter last year.

Non-GAAP operating loss for the fourth quarter of 2023 was US$4.3 million, compared with non-GAAP operating loss of US$2.1 million for the same quarter last year.

Net Loss

Net loss for the fourth quarter of 2023 was US$4.7 million, compared with net loss of US$2.0 million for the same quarter last year.

Excluding share-based compensation expenses of US$0.3 million, non-GAAP net loss for the fourth quarter of 2023 was US$4.4 million, compared with non-GAAP net loss of US$1.9 million for the same quarter last year.

Basic and diluted net loss per share attributable to ordinary shareholders for the fourth quarter of 2023 was US$0.01, compared with basic and diluted net loss per share of US$0.01 for the same quarter last year.

Excluding share-based compensation expenses of US$0.3 million, non-GAAP basic and diluted net loss per share attributable to ordinary shareholders for the fourth quarter of 2023 was US$0.01, compared with non-GAAP basic and diluted net loss per share attributable to ordinary shareholders of US$0.01 for the same quarter last year.

Basic and diluted net loss per American depositary share (“ADS”) attributable to ordinary shareholders for the fourth quarter of 2023 was US$0.81, compared with basic and diluted net loss per ADS of US$0.36 for the same quarter last year. Each ADS represents 60 Class A ordinary shares.

Excluding share-based compensation expenses of US$0.3 million, non-GAAP basic and diluted net loss per ADS attributable to ordinary shareholders for the fourth quarter of 2023 was US$0.76, compared with non-GAAP basic and diluted net loss per ADS attributable to ordinary shareholders of US$0.34 for the same quarter last year.

Balance Sheet

As of December 31, 2023, the Company had total cash, cash equivalents, time deposits of US$23.4 million, compared with US$23.1 million as of December 31, 2022.

The Company had advances from students3 of US$27.4 million as of December 31, 2023, compared with US$15.2 million as of December 31, 2022.

Full Year 2023 Financial Results

Net Revenues and Gross margin

Net revenues for 2023 were US$27.3 million, an 81.4% increase from US$15.0 million for 2022. The number of active students with attended lesson consumption was approximately 50,800 for 2023, a 93.9% increase from approximately 26,200 for the last year.

Cost of revenues for 2023 was US$6.3 million, a 97.9% increase from US$3.2 million for 2022. The increase was primarily due to the increase in total service fees paid to teachers, mainly resulting from an increased number of paid lessons.

Gross profit for 2023 was US$21.0 million, a 77.0% increase from US$11.9 million for 2022.

Gross margin for 2023 was 76.8%, compared with 78.8% for 2022.

Operating Expenses

Total operating expenses for 2023 were US$34.9 million, a 44.2% increase from US$24.2 million for 2022. The increase was mainly due to the increase in sales and marketing expenses.

Sales and marketing expenses for 2023 were US$24.1 million, an 81.5% increase from US$13.28 million for 2022. The increase was mainly due to higher sales personnel costs related to the increase in the number of sales and marketing personnel and the increased investment in marketing. Excluding share-based compensation expenses, non-GAAP sales and marketing expenses for 2023 were US$24.0 million, an 80.6% increase from US$13.26 million for 2022.

3 “Advances from students” is defined as the amount of obligation to transfer goods or service to students or business partners for which consideration has been received from students in advance. The deposits from students are also presented in the total amount of “advances from students.”

Product development expenses for 2023 were US$3.1 million, a 7.8% increase from US$2.9 million for 2022. The increase was mainly due to the higher personal cost and welfare. Excluding share-based compensation expenses, non-GAAP product development expenses for 2023 were US$2.9 million, a 7.1% increase from US$2.7 million for 2022.

General and administrative expenses for 2023 were US$7.7 million, a 4.2% decrease from US$8.1 million for 2022. The decrease was primarily due to the reduction of consulting and audit fees. Excluding share-based compensation expenses, non-GAAP general and administrative expenses for 2023 were US$7.1 million, a 5.0% decrease from US$7.5 million for 2022.

Loss from Operations

Operating loss for 2023 was US$13.9 million, compared with operating loss of US$12.4 million for 2022.

Excluding share-based compensation expenses of US$0.9 million, non-GAAP operating loss for 2023 was US$13.0 million, compared with non-GAAP operating loss of US$11.6 million for 2022.

Net Loss

Net loss for 2023 was US$14.0 million, compared with net loss of US$42.5 million (including net loss from continuing operations4 of US$12.8 million and net loss from discontinued operations5 of US$29.7 million) for 2022.

Excluding share-based compensation expenses of US$0.9 million, non-GAAP net loss for 2023 was US$13.1 million, compared with non-GAAP net loss of US$41.8 million (including non-GAAP net loss from continuing operations of US$12.1 million and non-GAAP net loss from discontinued operations of US$29.7 million) for 2022.

Basic and diluted net loss per share attributable to ordinary shareholders for 2023 was US$0.04, compared with basic and diluted net loss per share of US$0.13 for 2022.

Excluding share-based compensation expenses of US$0.9 million, non-GAAP basic and diluted net loss per share attributable to ordinary shareholders for 2023 was US$0.04, compared with non-GAAP basic and diluted net loss per share attributable to ordinary shareholders of US$0.12 for 2022.

Basic and diluted net loss per American depositary share attributable to ordinary shareholders for 2023 was US$2.46, compared with basic and diluted net loss per ADS of US$7.61 for 2022. Each ADS represents 60 Class A ordinary shares.

Excluding share-based compensation expenses of US$0.9 million, non-GAAP basic and diluted net loss per ADS attributable to ordinary shareholders for 2023 was US$2.30, compared with non-GAAP basic and diluted net loss per ADS attributable to ordinary shareholders of US$7.48 for 2022.

4 “Continuing operations” refers to the Company’s remaining international business after the divestiture of its China mainland business.

5 “Discontinued operations” refers to the Company’s China mainland business, which has been disposed on June 30th, 2022.

Outlook

For the first quarter of 2024, the Company currently expects net gross billings to be between US$11.5 million and US$12.0 million, which would represent a sequential growth of 3.6% to 8.1% and an increase of approximately 43.8% to 50.0% from the same quarter last year.

The above outlook is based on current market conditions and reflects the Company’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change.

Conference Call

The Company’s management will host an earnings conference call at 8:00 AM U.S. Eastern Time on March 22, 2024 (8:00 PM Singapore/Hong Kong time on March 22, 2024).

Dial-in details for the earnings conference call are as follows:

United States (toll free):	1-888-346-8982
International:	1-412-902-4272
Singapore (toll free):	800-120-6157
Mainland China (toll free):	4001-201203
Hong Kong (toll free):	800-905945
Hong Kong (local toll):	852-301-84992

Participants should dial-in at least 5 minutes before the scheduled start time and ask to be connected to the call for “51Talk Online Education Group.”

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.51talk.com.

A replay of the conference call will be accessible until March 29, 2024, by dialing the following telephone numbers:

United States (toll free):	1-877-344-7529
International:	1-412-317-0088
Replay Access Code:	5998929

About 51Talk Online Education Group

51Talk Online Education Group (NYSE American: COE) is a global online education platform with core expertise in English education. The Company’s mission is to make quality education accessible and affordable. The Company’s online and mobile education platforms enable students to take live interactive English lessons, on demand. The Company connects its students with a large pool of highly qualified teachers that it assembled using a shared economy approach, and employs student and teacher feedback and data analytics to deliver a personalized learning experience to its students.

Use of Non-GAAP Financial Measures

In evaluating its business, 51Talk considers and uses the following measures defined as non-GAAP financial measures by the SEC as supplemental metrics to review and assess its operating performance: non-GAAP sales and marketing expenses, non-GAAP product development expenses, non-GAAP general and administrative expenses, non-GAAP operating expenses, non-GAAP operating income/(loss), non-GAAP net income/(loss), non-GAAP net income/(loss) attributable to ordinary shareholders, and non-GAAP net income/(loss) attributable to ordinary shareholders per share and per ADS. To present each of these non-GAAP measures, the Company excludes share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this press release.

51Talk believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance by excluding share-based compensation expenses that may not be indicative of its operating performance from a cash perspective. 51Talk believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to 51Talk’s historical performance. 51Talk computes its non-GAAP financial measures using the same consistent method from quarter to quarter and from period to period. 51Talk believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision-making. A limitation of using non-GAAP measures is that these non-GAAP measures exclude share-based compensation expenses that have been and will continue to be for the foreseeable future a significant recurring expense in the 51Talk’s business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying table at the end of this press release provides more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “aims”, “future”, “intends”, “plans”, “believes”, “estimates”, “likely to” and similar statements. Among other things, 51Talk’s quotations from management in this announcement, as well as 51Talk’s strategic and operational plans, contain forward-looking statements. 51Talk may also make written or oral forward-looking statements in its periodic reports to the Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about 51Talk’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: 51Talk’s goals and strategies; 51Talk’s expectations regarding demand for and market acceptance of its brand and platform; 51Talk’s ability to retain and increase its student enrollment; 51Talk’s ability to offer new courses; 51Talk’s ability to engage, train and retain new teachers; 51Talk’s future business development, results of operations and financial condition; 51Talk’s ability to maintain and improve infrastructure necessary to operate its education platform; competition in the online education industry in its international markets; the expected growth of, and trends in, the markets for 51Talk’s course offerings in its international markets; relevant government policies and regulations relating to 51Talk’s corporate structure, business and industry; general economic and business condition in the Philippines, its international markets and elsewhere; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in 51Talk’s filings with the SEC. All information provided in this press release is as of the date of this press release, and 51Talk does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

51Talk Online Education Group

Investor Relations

Mr. David Chung

davidchung@51talk.com

Ms. Jinling Wang

wangjinling@51talk.com

51TALK ONLINE EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	As of
	Dec. 31,	Dec. 31,
	2022	2023
	US$	US$
ASSETS
Current assets
Cash and cash equivalents	18,186	12,625
Time deposits	4,872	10,764
Prepaid expenses and other current assets	3,509	6,245
Total current assets	26,567	29,634

Non-current assets
Property and equipment, net	25	138
Intangible assets, net	104	92
Right-of-use assets	769	723
Deferred tax assets	-	72
Other non-current assets	169	348
Total non-current assets	1,067	1,373

Total assets	27,634	31,007

LIABILITIES AND SHAREHOLDERS’ EQUITY/(DEFICIT)
Current liabilities
Advances from students	15,167	27,432
Accrued expenses and other current liabilities	4,341	5,026
Amounts due to related parties	389	4,550
Lease liability	427	590
Taxes payable	186	301
Total current liabilities	20,510	37,899

Non-current liabilities
Lease liability	307	41
Other non-current liabilities	156	176
Deferred tax liabilities	84	-
Total non-current liabilities	547	217

Total liabilities	21,057	38,116

Total shareholders’ equity/(deficit)	6,577	(7,109)

Total liabilities and shareholders’ equity/(deficit)	27,634	31,007

51TALK ONLINE EDUCATION GROUP

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands except for number of shares and per share data)

	For the three months ended			For the twelve months ended
	Dec 31,	Sep. 30,	Dec 31,	Dec 31,	Dec 31,
	2022	2023	2023	2022	2023
	US$	US$	US$	US$	US$
Net revenues	5,051	7,828	7,659	15,048	27,299
Cost of revenues	(1,062)	(1,858)	(1,868)	(3,194)	(6,322)
Gross profit	3,989	5,970	5,791	11,854	20,977
Operating expenses
Sales and marketing expenses	(3,985)	(6,905)	(7,646)	(13,279)	(24,101)
Product development expenses	(435)	(868)	(864)	(2,865)	(3,088)
General and administrative expenses	(1,742)	(2,048)	(1,867)	(8,068)	(7,727)
Total operating expenses	(6,162)	(9,821)	(10,377)	(24,212)	(34,916)
Loss from operations	(2,173)	(3,851)	(4,586)	(12,358)	(13,939)
Interest income	24	29	67	27	165
Other expenses, net	147	(43)	(105)	(453)	(268)
Loss before income tax expenses and discontinued operations	(2,002)	(3,865)	(4,624)	(12,784)	(14,042)
Income tax (expenses)/benefit	-	1	12	(60)	65
Loss from continuing operations, net of income tax	(2,002)	(3,864)	(4,612)	(12,844)	(13,977)
Loss from discontinued operations, net of income tax	-	-	-	(29,712)	-
Net loss, all attributable to the Company’s ordinary shareholders	(2,002)	(3,864)	(4,612)	(42,556)	(13,977)

Weighted average number of ordinary shares used in computing basic and diluted loss per share	337,549,708	341,725,689	342,841,445	335,640,275	341,070,214

51TALK ONLINE EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands except for number of shares and per share data)

	For the three months ended			For the twelve months ended
	Dec 31,	Sep. 30,	Dec 31,	Dec 31,	Dec 31,
	2022	2023	2023	2022	2023
	US$	US$	US$	US$	US$
Net loss per share attributable to ordinary shareholders
Basic and diluted	(0.01)	(0.01)	(0.01)	(0.13)	(0.04)
Net loss per ADS attributable to ordinary shareholders
Basic and diluted	(0.36)	(0.68)	(0.81)	(7.61)	(2.46)

Share-based compensation expenses are included in the operating expenses as follows:

Sales and marketing expenses	(30)	(33)	(31)	(17)	(149)
Product development expenses	(45)	(44)	(45)	(149)	(179)
General and administrative expenses	(34)	(166)	(170)	(546)	(582)

51TALK ONLINE EDUCATION GROUP

Reconciliation of Non-GAAP Measures to the Most Comparable GAAP Measures

(In thousands except for number of shares and per share data)

	For the three months ended			For the twelve months ended
	Dec 31,	Sep. 30,	Dec 31,	Dec 31,	Dec 31,
	2022	2023	2023	2022	2023
	US$	US$	US$	US$	US$
Sales and marketing expenses	(3,985)	(6,905)	(7,646)	(13,279)	(24,101)
Less: Share-based compensation expenses	(30)	(33)	(31)	(17)	(149)
Non-GAAP sales and marketing expenses	(3,955)	(6,872)	(7,615)	(13,262)	(23,952)

Product development expenses	(435)	(868)	(864)	(2,865)	(3,088)
Less: Share-based compensation expenses	(45)	(44)	(45)	(149)	(179)
Non-GAAP product development expenses	(390)	(824)	(819)	(2,716)	(2,909)

General and administrative expenses	(1,742)	(2,048)	(1,867)	(8,068)	(7,727)
Less: Share-based compensation expenses	(34)	(166)	(170)	(546)	(582)
Non-GAAP general and administrative expenses	(1,708)	(1,882)	(1,697)	(7,522)	(7,145)

Operating expenses	(6,162)	(9,821)	(10,377)	(24,212)	(34,916)
Less: Share-based compensation expenses	(109)	(243)	(246)	(712)	(910)
Non-GAAP operating expenses	(6,053)	(9,578)	(10,131)	(23,500)	(34,006)

Loss from operations	(2,173)	(3,851)	(4,586)	(12,358)	(13,939)
Less: Share-based compensation expenses	(109)	(243)	(246)	(712)	(910)
Non-GAAP loss from operations	(2,064)	(3,608)	(4,340)	(11,646)	(13,029)

51TALK ONLINE EDUCATION GROUP

Reconciliation of Non-GAAP Measures to the Most Comparable GAAP Measures

 (In thousands except for number of shares and per share data)

	For the three months ended			For the twelve months ended
	Dec 31,	Sep. 30,	Dec 31,	Dec 31,	Dec 31,
	2022	2023	2023	2022	2023
	US$	US$	US$	US$	US$
Income tax (expenses)/benefit	-	1	12	(60)	65
Less: Tax impact of Share-based compensation expenses	-	-	-	-	-
Non-GAAP income tax (expenses)/benefit	-	1	12	(60)	65

Loss from continuing operations, net of income tax	(2,002)	(3,864)	(4,612)	(12,844)	(13,977)
Less: Share-based compensation expenses	(109)	(243)	(246)	(712)	(910)
Non-GAAP loss from continuing operations, net of income tax	(1,893)	(3,621)	(4,366)	(12, 132)	(13,067)

Loss from discontinued operations, net of income tax	-	-	-	(29,712)	-
Less: Share-based compensation expenses	-	-	-	-	-
Non-GAAP loss from discontinued operations, net of income tax	-	-	-	(29,712)	-

Net loss, all attributable to the Company’s ordinary shareholders	(2,002)	(3,864)	(4,612)	(42,556)	(13,977)
Less: Share-based compensation expenses	(109)	(243)	(246)	(712)	(910)
Non-GAAP net loss, all attributable to the Company’s ordinary shareholders	(1,893)	(3,621)	(4,366)	(41,844)	(13,067)

Weighted average number of ordinary shares used in computing basic and diluted loss per share	337,549,708	341,725,689	342,841,445	335,640,275	341,070,214

Non-GAAP net loss per share attributable to ordinary shareholders
Basic and Diluted	(0.01)	(0.01)	(0.01)	(0.12)	(0.04)

Non-GAAP net loss per ADS attributable to ordinary shareholders
Basic and Diluted	(0.34)	(0.64)	(0.76)	(7.48)	(2.30)